VIA EDGAR

May 5, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Assistant Director

Re:	Bojangles’, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-203268)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on May 7, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 27, 2015, through the date hereof:

Preliminary Prospectus dated April 27, 2015:

3,793 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

JEFFERIES LLC

By:	/s/ John Tibe
Name: John Tibe
Title: Managing Director

[Signature Page to Acceleration Request]